Exhibit 7

GRUMA, S.A. DE C.V. AND SUBSIDIARIES

Computation of ratio of earnings to fixed charges

(Thousands of pesos of purchasing power as of December 31,2004)

	Mexican GAAP Year ended December 31,					US GAAP Year ended December 31,
	2000	2001	2002	2003	2004	2000	2001	2002	2003	2004

Income before income tax and other items	428,118	816,318	1,093,515	1,125,552	1,586,245	211,295	808,983	983,416	1,373,551	1,394,646

Add:
Interest expense	912,568	731,551	618,612	538,077	486,716	968,866	746,920	637,318	577,355	501,557
One-third of operating rental expense	158,875	137,312	133,444	123,853	136,331	163,092	134,060	130,765	123,698	134,239

Earnings (b)	1,499,561	1,685,181	1,845,571	1,787,482	2,209,292	1,343,253	1,689,963	1,751,499	2,074,604	2,030,442

Fixed charges
Interest expense	912,568	731,551	618,612	538,077	486,716	968,866	746,920	637,318	577,355	501,557
Capitalized interest	6,680	—	—	—	—	6,982	—	—	—	—
One-third of operating rental expense	158,875	137,312	133,444	123,853	136,331	163,092	134,060	130,765	123,698	134,239

Total Fixed charges (a)	1,078,123	868,863	752,056	661,930	623,047	1,138,940	880,980	768,083	701,053	635,796

Ratio of earnings to fixed charges (b)/(a)	1.39	1.94	2.45	2.70	3.55	1.18	1.92	2.28	2.96	3.19